SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: May 29, 2012

Press Release

Eltek Reports 2012 First Quarter Results

•	$12.0 Million in Revenues

•	Operating profit of $716,000

•	Net profit of $526,000

PETACH-TIKVA, Israel, May 29, 2012 (NASDAQ:ELTK) - Eltek Ltd., leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the first quarter of 2012.

Revenues for the first quarter of 2012 were $12.0 million, compared to revenues of $11.8 million recorded in the first quarter of 2011 and revenues of $11.5 million in the fourth quarter of 2011.

Gross Profit for the first quarter of 2012 was $2.3 million (19% of revenues), compared with gross profit of $2.5 million (21% of revenues) in the first quarter of 2011 and gross profit of $1.8 million (15% of revenues) in the fourth quarter of 2011.

Operating Profit for the first quarter of 2012 was $716,000 compared with an operating profit of $877,000 in the first quarter of 2011 and operating profit of $312,000 in the fourth quarter of 2011.

Net Profit for the first quarter of 2011 was $526,000, or $0.08 per share, compared with a net profit of $788,000 or ($0.12) per share in the first quarter of 2011 and net profit of $228,000 or ($0.03) per share in the fourth quarter of 2011.

EBITDA:

In the first quarter of 2012, Eltek had EBITDA of $1.2 million compared with EBITDA of $1.4 million in the first quarter of 2011 and EBITDA of $868,000 in the fourth quarter of 2011.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "I'm pleased to report that despite of the economic condition in Europe and the US; we were able to achieve record revenues of $12.0 million this quarter. During the first quarter of 2012 we received two large frame orders of three million dollars in the aggregate from US advanced medical device manufacturers. These recent orders reflect the continued market recognition of the high quality and reliability of our products."

"In addition, we are working on expanding our sales force through strategic relationships with leading PCB manufacturers in general, and in the US in particular, which can provide us with an ideal platform to increase sales of our high-end flex-rigid boards." Mr. Reichart concluded.

Amnon Shemer, Chief Financial Officer of Eltek added: “Our ability to maintain a high level of revenues in today’s turbulent economy gives us great confidence in our operation and marketing strategy. Our net income in the first quarter enabled us to improve our cash position by $522,000. During the first quarter we invested $720,000 in fixed assets, mainly for our production lines, in order to better position the company for future growth and improved production efficiency."

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, please visit
Eltek's web site: www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited

Revenues	11,978	11,839	46,830
Costs of revenues	(9,657)	(9,357)	(38,101)

Gross profit	2,322	2,482	8,729

Selling, general and administrative expenses	(1,605)	(1,605)	(6,155)

Operating profit (loss)	716	877	2,573

Financial income (expenses), net	(168)	(56)	(739)

Profit (loss) before other income, net	548	821	1,834

Other income, net	0	0	12

Profit (loss) before income tax expenses	548	821	1,846

Income tax (expenses), net	(5)	(20)	(31)

Net Profit (loss)	544	801	1,815

Net profit (loss) attributable to non controlling interest	18	(13)	31

Net Profit (loss) attributable to controlling interest / Eltek	526	788	1,846

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.08	(0.13)	(0.26)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
Assets

Current assets
Cash and cash equivalents	1,414	1,742	892
Receivables: Trade, net of provision for doubtful accounts	8,565	8,195	8,885
Other	269	62	116
Inventories	5,005	5,246	4,434
Prepaid expenses	350	217	239

Total current assets	15,603	15,462	14,566

Assets held for employees' severance benefits	41	1,577	39

Fixed assets, less accumulated depreciation	8,214	8,013	7,746

Goodwill	521	565	518

Total assets	24,379	25,617	22,869

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	4,584	7,824	4,856
Accounts payable: Trade	7,214	6,812	6,456
Related parties	1,190	1,062	1,046
Other	4,118	3,993	3,995

Total current liabilities	17,106	19,691	16,353

Long-term liabilities
Long term debt, excluding current maturities	1,642	0	1,604
Employee severance benefits	164	1,741	150

Total long-term liabilities	1,806	1,741	1,754

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of December 31, 2011.	1,384	1,384	1,384
Additional paid-in capital	14,295	14,328	14,328
Cumulative foreign currency translation adjustments	2,829	3,124	2,622
Capital reserve	695	695	695
Accumulated deficit	(13,872)	(15,546)	(14,398)
Shareholders' equity	5,331	3,985	4,631
Non controlling interest	136	200	131
Total equity	5,467	4,185	4,762
Total liabilities and shareholders' equity	24,379	25,617	22,869

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended December 31, 2011
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Year ended
	March 31,		December 31,
	2012	2011	2011

GAAP net Income (loss)	526	788	1,846
Add back items:

Financial (income) expenses, net	168	56	739
Income tax (benefit) expense	5	20	31
Depreciation	476	513	2,091
Adjusted EBITDA	1,174	1,377	4,707